Perfumania Holdings, Inc.

35 Sawgrass Drive, Suite 2

Bellport, NY 11713

March 15, 2011

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Perfumania Holdings, Inc.

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed April 30, 2010

Form 10-Q for the Fiscal Quarter Ended May 1, 2010

Filed June 15, 2010

Definitive Proxy Statement on Schedule 14A

Filed September 23, 2010

File No. 0-19714

Dear Ms. Thompson:

This responds to your letter of February 28, 2011 to the undersigned regarding the Form 10-K referred to above filed by Perfumania Holdings, Inc. (the “Company”). For your convenience, your comment is restated below, followed by our response.

Form 10-K for the Year Ended January 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Fiscal Year 2009 Compared to Fiscal Year 2008, page 17

1.	We have reviewed your response to comment three of our letter dated January 28, 2011 and note your reference to MD&A stating that you “also provide information about Perfumania’s business during the period before August 11, 2008 to assist in understanding the trends in our current business.” With a view to this statement, please confirm our understanding that Perfumania, Inc.’s 4.7% increase in sales from fiscal 2008 to fiscal 2009 includes financial information before August 11, 2008. If so, tell us the specific sales amount for fiscal 2008 and how you arrived at that amount. In this regard, is the fiscal 2008 information a combination of the results from February 3, 2008 to August 11, 2008 with the results from August 12, 2008 to January 31, 2009? If so, this would appear to be a supplemental discussion within MD&A that includes “combined results of Perfumania retail operations (Perfumania, Inc.) before and after the reverse acquisition on August 11, 2008.” Please advise.

Jennifer Thompson

United States Securities and Exchange Commission

March 15, 2011

Response:

The 4.7% increase in retail sales from fiscal 2008 to fiscal 2009 for the Perfumania, Inc. subsidiary on a standalone basis (i.e., not combined with results of Model Reorg, Inc. through August 11) does include Perfumania, Inc. retail sales from before August 11, 2008.

The total retail sales for the Perfumania, Inc. subsidiary on a standalone basis for fiscal 2008 were as follows:

•	February 3, 2008 – August 10, 2008(Pre Merger):	$109.5 million

•	August 11, 2008 – January 31, 2009(Post Merger):	$144.4 million

	Total retail sales	$253.9 million

The Perfumania retail sales of $109.5 million for the period February 3 – August 10, 2008 consists of $104.1 million of retail sales for the twenty-six weeks ended August 2, 2008 as disclosed in the Company’s Form 10-Q for the quarterly period ended August 2, 2008, and $5.4 million of retail sales for the period August 3, 2008 through August 10, 2008, prior to the reverse acquisition. The $109.5 million of Perfumania retail sales prior to August 11, 2008 are not included in the Company’s consolidated financial statements for fiscal 2008. Furthermore, the MD&A discussion does not combine those sales with the Company’s pre-August 11 sales. The pre- and post-August 11 Perfumania sales were included in our MD&A only to assist the readers of our financial statements to better understand the trends in the Perfumania retail business. Management believes that pro forma financial information would not provide the reader with a better understanding of the comparable sales information because there were no adjustments made to the sales amounts reflected in the MD&A.

Furthermore, since this information will not appear in any future filings, we believe that no additional information is required.

Please contact me at (631) 866-4157 or DonnaD@perfhld.com if you have any further comments or questions.

Sincerely,

/s/ Donna Dellomo

Donna Dellomo
Chief Financial Officer

cc:	Michael Katz